Ronald L. Blake

President and Chief Executive Officer

October 23, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:	Rewards Network Inc.
Forms 10-K and 10-K/A for the fiscal Year Ended December 31, 2008
Filed March 12, 2009 and April 29, 2009, respectively
File No. 001-13806

Dear Mr. Owings:

This letter is in response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff” or “Commission”) dated September 28, 2009 regarding the Forms 10-K and 10-K/A of Rewards Network Inc. (the “Company” or “we”) for the fiscal year ended December 31, 2008. Please find our responses to the Staff’s comments below. To assist the Staff in their review, we have included your original comments in bold, followed by our responses. Any suggested updates to existing disclosure language have been underlined. Note that all amounts are in thousands unless otherwise noted.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.	We note the tabular presentations of operating revenues and your disclosure of the metrics used by management in analyzing sales in your discussions of operating results on pages 29 and 34. We understand that these presentations are useful to understanding trends in net revenues, but we believe that disclosure of qualified transaction amounts of participating merchants and related statistics are non-GAAP financial measures subject to the disclosure requirements of Item 10(e) of Regulation S-K. As such, please identify the qualified transaction amounts and related statistics as non-GAAP financial measures and disclose the reasons why management believes the non-GAAP financial measures provide useful information to investors. Otherwise, explain to us why you believe such disclosure is not required.

Two North Riverside Plaza, Suite 950 • Chicago, Illinois 60606 • Phone: 312-521-6767 • Fax: 312-521-6768 • www.rewardsnetwork.com

Response:

We believe that qualified transaction amount and related statistical measures (number of qualified transactions, average transaction amount and sales yield) are excluded from the definition of non-GAAP financial measures under subsection 4 of Item 10(e) of Regulation S-K because they are operating and statistical measures. Specifically, qualified transaction amount and related statistical measures do not exclude amounts, nor are they subject to adjustments that have the effect of excluding amounts that are included in measures that are calculated and presented in accordance with GAAP. These measures do not exclude nor do they have the effect of excluding sales as presented in the Consolidated Statement of Operations, the most directly comparable measure that is calculated and presented in accordance with GAAP. Rather qualified transaction amount represents the total dollar value of all member dining transactions that qualify for a benefit. Sales, in accordance with the respective merchant contract terms, represent the portion of the qualified transaction amount we collect directly from the merchant.

To provide clarity around the presentation and discussion of such measures, in future filings we will expand our existing disclosures as to the nature of these measures in a manner substantially similar to the presentation below. In addition, we will change the presentation of the table on pages 29 and 34 to more clearly indicate that such measures are supplemental operating and statistical data.

Amounts in thousands except merchant count
	2008			2007
	Marketing Credits Program	Marketing Services Program	Total	Marketing Credits Program	Marketing Services Program	Total
Merchant count as of December 31, 2008 and 2007, respectively	6,293	3,595	9,888	6,488	3,054	9,542
Number of qualified transactions (1)	6,419	3,178	9,597	5,704	2,900	8,604
Average transaction amount (1)	$45.18	$46.32	$45.55	$47.66	$47.99	$47.77
Qualified transaction amount (1)	$289,979	$147,192	$437,171	$271,879	$139,172	$411,051
Sales yield (1)	76.3%	16.1%	56.0%	74.0%	17.2%	54.8%
Sales	$221,155	$23,758	$244,913	$201,133	$23,974	$225,107
Cost of dining credits	$128,271	$—	$128,271	$111,617	$—	$111,617
Processing fee	750	409	1,159	794	418	1,212

Total cost of sales	$129,021	$409	$129,430	$112,411	$418	$112,829

Provision for dining credits losses	$11,614	$—	$11,614	$10,896	$—	$10,896
Member benefits	$14,538	$6,228	$20,766	$18,589	$9,297	$27,886
Bonus rewards	3,256	1,662	4,918	2,347	1,206	3,553
Partner Commissions	2,663	1,313	3,976	3,759	1,671	5,430

Total member benefits	$20,457	$9,203	$29,660	$24,695	$12,174	$36,869

Net revenue	$60,063	$14,146	$74,209	$53,131	$11,382	$64,513

(1)	Supplemental operating and statistical data. See following paragraph for a complete description.

In analyzing sales, we focus on three key metrics: merchant count, qualified transaction amount, and sales yield. Merchant count is the number of merchants active in our program at the end of each period. Qualified transaction amount represents the total dollar value of all member dining transactions that qualify for a benefit, and therefore provide revenue to us. Sales yield represents the percentage of the qualified transaction amount that we retain as revenue. The related statistical measures (number of qualified transactions, average transaction amount and sales yield) are components of the qualified transaction amount. These supplemental financial measures provide useful information because they are important factors that affect our sales. We use these supplemental financial measures in analyzing operating results and managing the business.

Critical Accounting Policies and Estimates, page 25

2.	Please provide quantitative information for each of the critical accounting estimates you identify to the extent necessary to give a reader greater insight into the quality and variability of information regarding financial condition and results of operations. For example, since you identify allowances for losses, revenue recognition and legal contingencies as critical accounting estimates, you should disclose the effects of those estimates and/or changes in those estimates, you should disclose the effects of those estimates and/or changes in those estimates on income and financial position for each year presented and whether the estimates are likely to change in the future. Also, when changes in estimates are reasonably likely to occur and would have a material effect, you should provide an analysis of their sensitivity to change. For example, if a change in projected revenues and/or the discount rate used in your impairment tests would result in a material impairment charge, you should disclose the impact that could result given the range of likely reasonable outcomes. Refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

For clarity, we confirm that, for purposes of our 2008 disclosures, our critical accounting estimates included allowance for losses, deferred tax asset valuation allowance, goodwill impairment and legal contingencies. We consider revenue recognition as a critical accounting policy, not an estimate, in that the amount of revenue recognized is a calculation based upon contract terms with each merchant. Outlined below is supplemental information to our critical accounting estimates and our current disclosures in our Form 10-K relating to each.

Allowance for Losses – We believe that our current disclosures throughout the MD&A provide appropriate detailed information around trends and uncertainties with respect to the allowance for losses, including qualitative information. In our critical accounting estimate disclosure on page 25, we describe the nature and methodology around the calculation of our loss reserve and that on an on-going basis we evaluate our estimate. We describe key factors that could affect the allowance amounts. We also disclose the recent modifications to our methodology and policies in 2008, those being the refinement in our loss reserve methodology and changes in our write-off policy. Additionally, we describe current trends we are seeing in the industry in other portions of our disclosures (i.e. on pages 22, 23 and 39) and how we are reacting to such events. This includes decreasing the dining credits portfolio in reaction to a decline in consumer spending and implementing credit policies around dining credit purchases in an effort to lower risk. On pages 30, 31 and 35 we describe the amount of reserves we have recorded over the periods presented, describe why we believe the amounts are appropriate given the trends we are seeing and disclose the dollar effect of the refinement in our methodology (i.e. $1,500 of additional provision for losses expense during 2008 due to the refinement of methodology). In addition, we discuss write-off amounts and how they affect the allowance for losses.

In future filings we will continue to discuss current trends we see in the restaurant industry and how such trends affect our dining credits portfolio and allowance for losses and we will incorporate such within our discussion of critical accounting estimates and whether such matters have or could have a material effect on the allowance for losses similar to our current presentation.

Deferred Tax Asset Valuation Allowance – We disclose in Note 5 on page 58 that as of December 31, 2008, we had a deferred tax valuation allowance of $4 and that we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize our deferred tax asset. We do not believe that a write-down of this asset is probable in the near future. In future filings, in our discussion of critical accounting policies, we will add to our existing disclosure the language from Note 5 on whether we believe it is more likely than not that we will realize our deferred tax asset in the future and we will disclose if any material changes in estimates or valuations are reasonably likely to occur and the quantitative effects of such change.

Goodwill Impairment – In future filings we will include disclosures substantially similar to what is shown below. When changes are reasonably likely to occur and would have a material effect, we will provide an analysis of their sensitivity to change.

On at least an annual basis, we evaluate whether events and changes in circumstances warrant the recognition of an impairment loss of unamortized goodwill. If it is determined that a triggering event has occurred, we evaluate goodwill for impairment between our annual testing dates. The conditions that could trigger an impairment assessment of unamortized goodwill include a significant, sustained negative trend in our operating results or cash flows, a decrease in demand for our programs, a change in the competitive environment, a decline in the market value of our Company and other industry and economic factors. Recoverability of an asset is measured by comparison of its carrying amount to the expected future cash flows. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. We utilize a discounted cash flow analysis in our impairment testing. Significant management judgment is required in the determination of an appropriate discount rate and the forecasting of future operating results that are used in the preparation of projected cash flows, and, if different conditions prevail or judgments are made, a material write-down of goodwill could occur.

We comply with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the current standard for periodic assessment of the carrying value of intangible assets, including goodwill. We assess the impact of SFAS No. 142 using a two-step approach to assess goodwill based on applicable reporting units and any intangible assets, including goodwill, recorded in connection with our previous acquisitions. We report under a single reporting segment and our goodwill analysis is measured under one reporting unit. The first step of our analysis as of

December 31, 2008 demonstrated that the fair value of the segment exceeded the carrying value of the reporting unit. Based on this analysis, no impairment was recorded in 2008. An increase in our discount rate or changes to our cash flow and operating assumptions of our future performance could have resulted in a failure of our Step one analysis causing a Step two evaluation to be performed. The second step would involve calculating the fair value of assets and liabilities of the segment and comparing that amount to the carrying value of the goodwill to determine if any goodwill impairment exists. If the carrying value of the assets and liabilities are lower than the fair value, an impairment of goodwill would be equal to the difference up to the carrying value. The carrying value of our goodwill as of December 31, 2009 was $8,117.

Legal Contingencies – We added legal contingencies as a critical accounting estimate during a period from 2006 through 2008 to address a California class action lawsuit that we also discuss in Note 13 of our financial statements. We have since settled this matter and paid all amounts due and as a result we removed this as a critical accounting estimate beginning with our March 31, 2009 10-Q. In our 2008 10-K, we discussed our methodology around our estimates for legal contingencies in our critical accounting discussions on page 27. We also discussed the amounts and the impact of the litigation in detail on pages 32 and 36 with further reference to Note 13 and previous filings. In future filings, should significant legal contingencies arise and the amounts can be reasonably estimated, we would disclose the estimated amounts and potential outcomes similar to our disclosure in previous filings.

Liquidity and Capital Resources, page 37

3.	Please expand your discussion of cash flows from operating, investing and financing activities to cover the three-year period covered by the financial statements. In doing so, please provide a discussion of the primary drivers and other material factors necessary to an understanding of cash flows as well as the indicative value of historical cash flows. You should include a discussion of trends, uncertainties and commitments that will result or are likely to result in your liquidity increasing or decreasing in way [sic]. For example, we note your discussion beginning on page 22 regarding the actions you took in response to an anticipated decline in consumer spending and a period of economic and credit uncertainty in the restaurant industry. This discussion should also address the variability in historical cash flows related to earnings and working capital. Refer to Item 303(a) of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 (Dec. 29, 2003).

Response:

In response to the Staff’s comments, in future filings we will discuss the appropriate periods covered by the financial statements and incorporate trends and uncertainties that we discuss elsewhere within the MD&A within the liquidity section similar to the illustration below. Our existing disclosures within the liquidity section also discuss different aspects of liquidity on pages 38 and 39 under the captions convertible subordinated debentures, contractual obligations and commitments, revolving credit facility and dining credits. Elsewhere within the MD&A, we discuss our intended cash uses on page 37 and changes we have made in response to trends in the industry on pages 22 and 23. We will incorporate elements of certain previous discussions within the liquidity section to better emphasize primary drivers and trends.

Cash and cash equivalents were $9,008 as of December 31, 2008, a decrease of $26,509 from December 31, 2007. During 2008, cash provided by operating activities was $32,406 compared to cash used in operating activities of $27,611 for 2007 primarily due to an increase in sales and a decrease in purchases in our dining credits portfolio. Cash used in operating activities for 2007 was $27,611 compared to cash provided by operating activities of $56,886 for 2006 was mainly due to an increase in our dining credits portfolio and cash payments made for the California class action lawsuit. As previously discussed, during the fourth quarter of 2007, we anticipated a decline in consumer spending and a period of economic and credit uncertainty in the restaurant industry. We also sought to address our required repurchase of convertible subordinated debentures in the principal amount of $55,000 no later than October 2008. As a result we implemented more conservative dining credits purchasing policies and aggressively managed our operating expenses. We continued to adhere to these more conservative dining credits purchasing policies throughout 2008 and as a result we experienced an increase in cash from operations during 2008. We continue to monitor patterns in consumer spending and economic and credit uncertainties in the restaurant industry and adjust our dining credits purchasing polices accordingly. We intend to continue to put our cash to use in purchasing dining credits while adhering to our purchasing and credit policies because we believe that the portfolio will contribute to long-term, profitable growth.

Net cash used in investing activities for 2008 totaled $4,186 was the result of investments in capital expenditures. Net cash provided by investing activities totaled $24,434 for 2007 and was the result of $33,625 in sales of available for sale securities, partially offset by $8,066 of investments in capital expenditures and $1,125 in purchases of available for sale securities. Net cash used in investing activities was $37,143 for 2006 and was primarily the result of $63,050 in purchases of available for sale securities, partially offset by $30,550 in sales of available for sales securities and $4,643 of investments in capital expenditures. Capital expenditures consisted principally of continued development of our websites, technology investments supporting the automation of internal processes, leasehold improvements for our office space and general information technology investments. We intend to continue investing in capital expenditures to support member and merchant marketing, customer feedback through member comments and ratings, and improving our internal processes and operating efficiency. Available for sale securities transactions were intended to convert our investments to cash and cash equivalents in anticipation of our intended purchase of convertible subordinated debentures in 2008.

Net cash used in financing activities was $54,546 for 2008 due to the purchase of our remaining outstanding convertible subordinate debentures of $54,658, offset by the exercise of stock options and related tax benefit of $112. Net cash used in financing activities was $13,874 for 2007 due to the purchase of a portion of our convertible subordinate debentures, offset by the exercise of stock options and related tax benefit of $276. Net cash provided by financing activities was $1,133 for 2006 resulting from the exercise of stock options and the tax benefit realized during the exercise.

Consolidated Statements of Operations, page 45

4.	Please tell us your basis in GAAP for the presentation of sales, net revenues and total operating revenues. We are particularly interested in any actual or analogous GAAP literature and/or actual or analogous industry practice that support your presentation as more acceptable than a one line presentation of net sales and revenues and a single step income statement format that presents net sales and revenue and variable expenses as expenses as opposed to contra revenues. Since your business is driven by fees from providing marketing services to participating merchants, please specifically discuss why your gross presentation of sales and dining credits as a direct cost is preferable to a net presentation of revenues from that business activity.

Response:

In order to address this comment and to better illustrate what drives our presentation of sales, net revenues, and total operating revenues, it is important for us to first outline our two programs (Marketing Credits Program and Marketing Services Program) because they differ in terms of their impact on these financial metrics. Please refer to the chart under question 1 on page 2 of this response that outlines the components of our revenues as you follow this explanation. In addition it is important to note that our financial presentation has been consistent over the years. We have been in business and a public company for over 25 years.

By the way of background, in both the Marketing Services Program and Marketing Credits Program, we market participating restaurants to members, offer incentives to members to dine at these restaurants and provide reporting for restaurants on member activity and member feedback. We also provide restaurants that participate in the Marketing Credits Program with access to liquidity through our purchase of a portion of future member transactions at such establishments. Restaurants that participate in the Marketing Services Program do not receive cash from us. In discussing our business, we use the term “dining credits” to refer to the portion of future member transactions that we purchase under our Marketing Credits Program.

In the Marketing Services Program, we generate sales (or revenues) through a marketing services fee. In the Marketing Credits Program, we generate sales (or revenues) through a marketing services fee and also a portion of a member’s transaction that we have purchased in exchange for providing the restaurant liquidity in the form of dining credits. In each Program, we are entitled to payment only when a member dines at a participating restaurant when rewards are available and pays using a credit or debit card (also referred to as a payment card) that the member has registered with us. Our revenue per transaction in each program is equal to a contractual percentage of the member’s total dining transaction amount.

Our cost of sales represents the cost of dining credits and processing fees relating to the payment card transaction. The cost of dining credits represents approximately 99% of the total cost of sales, with processing fees representing the remaining cost of sales. In our presentation of sales, the Marketing Credits Program sales are recorded as the portion of the members’ total transaction we are contractually entitled to receive in cash from the merchant. On average in 2008, this represented approximately 77% of each transaction. The cost of sales for the Marketing Credits Program is shown as a direct expense rather than as an offset to sales because this represents our cost of the dining credits we purchased. The Marketing Services Program does not contain a cost of dining credits component as we do not purchase dining credits under this program. The Marketing Services Program revenues are recorded as the amount we are entitled to receive from the merchant. On average in 2008, this represented approximately 16% of each transaction.

Because we consider all of our direct expenses (cost of sales, provision for losses and member benefits) as expenses directly related to our generation of sales, we report these expenses as a component of our net revenues. Our cost of sales is a direct cost in that it represents the initial liquidity provided to our merchants when we purchased dining credits. The cost of sales is the portion of the dining credits relating to the revenue recorded. The provision for losses is also considered a direct expense as it represents our estimate of losses on our future member transactions (dining credits) purchases. The dining credits inventory is ultimately realized through either the cost of sales component or by our provision for losses expense. Member benefits are also a direct cost in that it represents the direct expense for benefits that we provide to our members for dining at participating restaurants. The member benefits cost is not a discount to the merchant but rather a benefit paid by us to separate parties (the members and partners) for the particular transaction in which we earned revenue.

EITF Issue No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent” provides guidance on the requirements and discusses indicators of gross revenue reporting. The following analysis supports reporting our sales as gross rather than net for our Marketing Credits Program:

o	Acts as a principal in the transaction – We act as a principal in the transaction in that we are the primary obligator in the arrangement; we are responsible for providing a marketing/business service to our merchants; we have latitude in establishing price; we have discretion in our partner selections; and we are the decision makers around the benefits offered to members.
o	Takes title to the product – While there is no tangible product, we purchase future member transactions, and we have the relationships with our partners to offer benefits, we provide liquidity to the Marketing Credits Program restaurants when purchasing dining credits and own the platform in which we process merchant and member transactions and operate our websites to market to our members.
o	Has risk and rewards of ownership – We take on the risk when we purchase dining credits from merchants as part of our Marketing Credits Program. For example, if a merchant goes out of business or in unable or unwilling to honor their obligation relating to dining credits, we are potentially subject to losses on our dining credits purchases.
o	Acts as an agent or broker – Agents or brokers would report revenues as net. We do not act as an agent or broker to our merchants.

As previously discussed, there are no future member transactions purchased in our Marketing Services Program and revenue is recorded when qualified member dining transactions occur.

Comparisons to industry practice are difficult because we are not aware of any single competitor in the United States that offers the full range of services that we offer to restaurants. We do compete with many companies and programs that offer some of these services to restaurants, but because our mix of products and services is unique, we cannot cite any company that presents sales, net revenues and total operating revenues in the same way. Our competitors include companies that offer marketing services and marketing programs to restaurants, or dining discounts to consumers. We also compete with various finance companies that address the liquidity needs of restaurants. Financing companies generally present interest income as part of their gross revenues. Our Marketing Credits Program and related dining credits are not loans, but rather a purchase of future member transactions, and we do not collect “interest” on our dining credits; therefore, we do not believe it is relevant to compare our financial presentation of sales to this type of company. Many of our marketing services competitors recognize revenues “net” according to EITF Issue No. 99-19 as they are considered an agent or broker and paid on a commission or fee basis. As outlined above we are not an agent or broker and we meet the requirements under EITF Issue No. 99-19 to report revenues on a gross basis, presenting sales and cost of sales separately.

Note 2 – Significant Accounting Policies, page 48

Dining Credits, page 49

5.	Please disclose the effect of the refinement in your methodology to estimate losses in dining credits and accounts receivable on net income and related per-share amounts related to or tell us why you are not required to provide the disclosure. Refer to paragraph 22 of SFAS 154.

Response:

The refinement in our loss reserve methodology was considered a change in accounting estimate rather than a change in accounting principle under SFAS No. 154, “Accounting Changes and Error Corrections.” We discuss the effect of the change in our loss reserve methodology on page 30 (i.e. $1,500 of additional provision for losses during 2008). The change in estimate only affected the period in which the change was made, 2008, and did not affect future periods. In future filings, we will add such disclosure in the footnotes and disclose the net income effect of the change as per SFAS No. 154 substantially similar to the wording below:

During the second quarter of 2008, the Company refined its methodology used to estimate losses in dining credits and accounts receivable. The refined methodology was applied to the entire portfolio and resulted in approximately $1,500 of additional provision for losses expense during 2008 or $952 reduction in net income.

Revenue Recognition, page 51

6.	Please tell us and disclose in future filings whether taxes assessed by governmental authorities are included in the portion of member total transaction amounts that you are entitled to receive under the terms of your agreements with participating merchants.

Response:

Transactions between Rewards Network and the merchant (as opposed to the member) do not include any taxes assessed by governmental authorities with the exception of GST taxes for merchants located in Canada. Our GST taxes relating to our merchants are presented net in our sales and are minimal (less than 0.001% of sales). We will add to our disclosure regarding this policy that if any taxes were to be assessed by governmental authorities elsewhere we will present them net in our presentation of sales.

7.	We note your disclosure regarding the requirements of EITF 00-21 and that you include all components of your marketing credits program contracts in the program’s revenues rather than the separate elements as described in EITF 00-21. Please provide us with a summary of your analysis of the deliverables in marketing credit arrangements using the criteria in paragraph 9 of EITF 00-21. Also, please tell us how you allocate revenues to each delivered item that qualifies as a separate unit of accounting and the amount of revenues allocated to each unit for the years presented. In addition, please tell us your basis in GAAP for the following:

•	including collections of dining credits in sales and cost of sales;
•	including provisions of losses on dining credits in direct expenses;
•	presenting member benefits and losses on dining credits as contra revenues as opposed to cost of sales or operating expenses; and
•	presenting purchases and collections of dining credits as cash flows from operating activities as opposed to cash flows from investing activities.

Response:

We do not report our Marketing Credits Program as separate elements as described in EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21, paragraph 9 requires a separate unit of accounting if the delivered items have value to a customer on a stand alone basis. That item has value on a stand alone basis if it is sold separately by any vendor or the customer could resell the delivered items on a stand alone basis. Under our existing contracts for our Marketing Credits Program, we do not purchase and merchants cannot sell the dining credits without marketing services. Under our Marketing Credits agreement, we are purchasing future member transactions (dining credits) with the intent to market the restaurant to members in order to help generate the member transactions that we have purchased. While we will sell our marketing services without also purchasing dining credits under our Marketing Services Program, we will not purchase dining credits without also selling our marketing services. Thus, the Marketing Credits Program includes both components in our disclosure. Additionally, the timing of the revenue recognition is the same under both of our programs, – i.e., we recognize revenue when the member dine occurs.

In future filings, we will clarify our disclosure relating to EITF Issue No. 00-21 substantially similar to the wording below.

During 2006, the Company modified its Marketing Credits contracts to provide for a specified payment for marketing, customer feedback through member comments and ratings, member feedback and dining rewards programs provided as part of the Marketing Credits Program. Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” requires a separate unit of accounting if the delivered items have value to a customer on a stand alone basis. In the Company’s Management and Discussion Analysis and Consolidated Financial Statements, the Company includes both marketing and the purchase of dining credit in its Marketing Credits Program rather than the separate elements as described in EITF No. 00-21 since the Company analyzes its business in this manner and we do not purchase and merchants cannot sell the dining credits without marketing services. As previously discussed, the timing of the revenue recognition is the same under both of the Company’s programs, when a qualified dine occurs.

As for our GAAP basis for presenting sales and the components of direct expenses (cost of sales, provision for losses and member benefits), please refer to our response to question number 4 on page 7 above.

We present our purchase and collections of dining credits as cash flows from operating activities rather than investing activities in accordance with SFAS No. 95, “Statement of Cash Flows.” SFAS No. 95 paragraph 15 states that investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant and equipment and other productive assets. As described under question 4 on page 7, our dining credits represent the purchase of future member transactions, are not loans and do not bear interest. As such, we present our cash flows from our dining credits as operating rather than investing.

Segment Information, page 54

8.	Please tell us the operating segments that you have identified and aggregated into one reportable segment and why aggregation is consistent with the objective and basic principles of SFAS 131. Please specifically address why you believe the aggregated segments have similar economic characteristics. Refer to EITF 04-10. In addition, tell us whether discrete financial information is available for the dining rewards programs of leading frequent flyer programs, clubs and other affinity organizations operated by you and the dining rewards program offered through your website, and whether your chief operating decision maker reviews that information to allocate resources and assess performance. Refer to paragraphs 10-15 of SFAS 131. Further, please tell us what consideration you gave to reporting net revenues from the marketing services and marketing credits programs pursuant to the guidance in paragraph 37 of SFAS 131.

Response:

We operate as one reporting segment with two programs, the Marketing Credits Program and the Marketing Services Program. EITF Issue No. 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds” issue 3, discusses the characteristics of operating segments that permit two or more operating segments to report as a single operating segment. Our two programs have similar economic characteristics as follows:

o	Similar in the nature of the products and services – The services provided for both programs are similar in that we market participating restaurants to members, offer incentives to members to dine at these restaurants and provide reporting for restaurants on member activity and member feedback.
o	Similar in the nature of the production process – We earn revenues and incur direct expenses in the same manner for both programs, with revenues recognized when a member dines at a participating restaurant and member benefits expense is incurred in connection with the recognition of revenue.
o	Similar in the methods used to provide their services – As discussed above, we consistently market merchants under both programs the same to our members, we pay benefits to our members in the same manner under both programs and we utilize the same systems to run both programs.

In addition, discrete financial information by program is only available for revenues and direct expenses. We do not have discrete financial information by program for operating expenses and other income nor does the chief operating decision maker use this data to manage the business.

With respect to the dining rewards programs of leading frequent flyer programs, clubs and other affinity organizations operated by us and the dining rewards program offered through our website, sales and direct expense data is available for each program. However, discrete operating expense and other income data is not available by program, nor does the chief operating decision maker use this data to manage the business.

SFAS No. 131 paragraph 37 requires enterprises to disclose revenues for each group of similar services, including enterprises that have a single reportable segment. We considered this guidance and report revenues and direct expenses from our two similar programs, the Marketing Credits Program and the Marketing Services Program, in our MD&A disclosure because management reviews this information in managing the business.

Basic and Diluted Net Income (Loss) per Share, page 54

9.	Please confirm to us that the convertible subordinated debentures were included in the securities excluded from diluted earnings per share computations for each year presented and that the debentures were excluded because their inclusion would have been anti-dilutive. In addition, in future filings please separately disclose stock options and other common stock equivalents excluded from diluted earnings per share because their inclusion would have been anti-dilutive.

Response:

The convertible subordinated debentures were part of the disclosed amount of shares that were considered anti-dilutive. Please also note that we purchased all of the remaining subordinated debentures during 2008 and therefore they were not considered in the per share calculations for periods beginning January 1, 2009.

In future filings, we will separately disclose stock options and restricted stock from the convertible subordinated debentures substantially similar to the following:

Basic and diluted net income (loss) per share was computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of the Company’s common stock outstanding for each period presented. There were 1,986, 3,643, and 4,155 weighted average shares of common stock equivalents which were excluded for 2008, 2007 and 2006, respectively, as their effect would have been anti-dilutive. These anti-dilutive share amounts included 1,986, 3,643 and 3,913 of the Company’s convertible subordinated debentures for 2008, 2007 and 2006, respectively and 131 shares relating to stock options and 111 shares relating to restricted stock for 2006.

Note 5 – Income Taxes, page 57

10.	Please disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration or that the determination of the liability is not practicable, or tell us why such disclosure is not necessary. Refer to paragraph 44.c. of SFAS 109.

Response:

We have no unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration. As a result, no disclosure is required under SFAF No. 109 paragraph 44.c. Since our foreign operation is conducted with a pass through entity (partnership) for both foreign and U.S. tax purposes, items of income, gain, loss and deduction of the foreign entity are currently included in U.S. taxable income as earned and is not deferred.

Item 9A – Controls and Procedures, page 71

11.	We note your disclosure that you “maintain disclosure controls and procedures designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported accurately within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms.” In future filings please also disclose that you maintain disclosure controls and procedures to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including your CEO and CFO, to allow timely decisions regarding required disclosure. In addition, please confirm to us that your conclusion regarding the effectiveness of disclosure controls and procedures would not have changed had you included the requested disclosure. Refer to Exchange Act Rule 13(a)-15(e).

Response:

In future filings, we will state that we maintain “disclosure controls and procedures as such term is defined under Rule 13(a)-15(e) under the Securities Exchange Act of 1934, as amended.”

We confirm that our conclusion regarding the effectiveness of disclosure controls and procedures would not have changed had we included disclosure that we maintain disclosure controls and procedures to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Exhibit 31.1 Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.	Please revise your certifications to appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you deleted the word “and” from the end of subparagraph 4(c) of your chief executive officer’s certifications. We also note this deletion in the certifications of your chief executive officer filed with your Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

Response:

In future filings, we will revise our chief executive officer’s certification to restore the word “and” that was unintentionally omitted from the end of subparagraph 4(c).

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008

Compensation Discussion and Analysis, page 3

Stock Ownership Guidelines, page 8

13.	It appears that as of December 31, 2008 certain of your NEOs were not in compliance with your stock ownership guidelines requiring that they hold stock valued at 100% of their December 31, 2006 salaries. Specifically, based on your common stock’s December 31, 2008 closing price of $7.77 and your beneficial ownership table on page 27, Mr. Locke and Mr. Wasserman appear to have held shares valued at less than their December 31, 2006 base salaries. Please revise your disclosure to discuss any periods during which your NEOs did not comply with your stock ownership guidelines, making sure to address the reasons for and the steps taken to remedy any noncompliance.

Response:

In future filings, we will revise our disclosure regarding our stock ownership guidelines to discuss any periods during which our NEOs did not comply with our stock ownership guidelines, addressing the reasons for and the steps taken to remedy any noncompliance.

For example, in discussing periods of noncompliance during 2009, we would include in our disclosure regarding our stock ownership guidelines the following:

During 2009, some of our NEOs did not meet our stock ownership guidelines on the following dates: Mr. Blake on January 15, 2009; Mr. Locke from January 1, 2009 through March 12, 2009, and again from March 17, 2009 through March 23, 2009; and Mr. Wasserman, a former NEO, from January 1, 2009 through March 11, 2009, and again from March 17, 2009 through March 23, 2009. In each case, the reason the NEO did not meet our stock ownership guidelines was that the price of our common stock on those dates fell below the threshold required to meet our stock ownership guidelines based on the NEO’s stock ownership on that date. We maintain an insider trading policy that prohibits employees who may have access to important non-public financial and other information, including our NEOs, from trading in our common stock except for periodic open trading periods. During each of these periods when the value of the stock ownership of these NEOs was below our stock ownership guidelines, we were not in an open trading period and the NEOs were not permitted to purchase shares of common stock to meet our stock ownership guidelines. Each of the NEOs again met our stock ownership guidelines when the price of our common stock rose above the threshold required for the NEO to meet our stock ownership guidelines based on the NEO’s stock ownership.

We would update this disclosure if there are any additional periods of non-compliance during the remainder of 2009.

Exhibits

14.	Please file an amendment to provide the certifications as specified in Exchange Act Rules 13a-14(a) or 15d-14(a). Refer to Exchange Act Rule 12b-15, and Compliance and Disclosure Interpretation, Exchange Act Rules, Question 161.01.

Response:

Although we recognize that the word “and” was unintentionally omitted from the end of subparagraph 4(c) of our chief executive officer’s certifications in the Form 10-K and our Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009, we believe that this unintentional omission does not change the meaning of the certifications. We believe that our stockholders and others who review our filings would not benefit and could potentially be confused if we filed amendments to these filings with no other alteration than to add the word “and” to the end of subparagraph 4(c) of these certifications. As noted in our response to comment #12 above, in future filings we will revise our chief executive officer’s certification to restore the word “and” that was unintentionally omitted from the end of subparagraph 4(c).

In response to the Staff’s request, we acknowledge the following:

o	we are responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the comment letter. If you have any questions or requests for information that would assist with your review of this response letter, please do not hesitate to contact me at 312-521-6767.

Sincerely,

/s/ Ronald L. Blake

Ronald L. Blake
President and Chief Executive Officer